Exhibit 99.66

January 19, 2017

Lithium Americas Announces US$112 Million Strategic Investment by Bangchak Petroleum

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (OTCQX: LACDF) (“Lithium Americas” or the “Company”) is pleased to announce the investment by The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”). BCPI has signed an investment agreement (the “Investment Agreement”) with Lithium Americas for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to the Investment Agreement, BCPI has agreed to financing terms in an aggregate amount of US$112 million in exchange for increasing its ownership stake to 16.4% of the outstanding common shares of Lithium Americas pro-forma (the “Private Placement”); the right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz project (the “Offtake Entitlement”); and a US$80 million project debt facility (the “Project Debt Facility”).

Transaction Highlights

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Private Placement: BCPI has agreed to purchase, by way of a private placement, 50,000,000 common shares at a price of C$0.85 per common share for gross proceeds of C$42.5 million (US$32 million). The Private Placement will be subject to Lithium Americas shareholder approval, with certain pre-existing Lithium Americas shareholders, including Geologic Resource Partners, LAC management and directors, and GFL Lithium Co., Ltd. (“Ganfeng”) delivering undertakings to vote in favour of the deal. Following the close of the Private Placement, BCPI will own approximately 16.4% of the Company’s issued and outstanding shares;

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Project Debt Facility: BCPI and the Company have agreed to terms by which BCPI will provide to Lithium Americas a US$80 million Project Debt Facility to be used for the funding of Lithium Americas’ share of Cauchari-Olaroz construction costs. The Project Debt Facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

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Offtake Entitlement: BCPI and the Company have agreed to terms for an Offtake Entitlement in favour of BCPI for the purchase of 15% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices; and

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Investor Rights: BCPI will be entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

John Kanellitsas, Vice Chairman and President of Lithium Americas, commented: “Upon the completion of the Ganfeng transaction announced two days ago and this BCPI transaction announced today on virtually identical terms, Lithium Americas will have raised US$286 million, which we believe will satisfy the financing requirements for Lithium America’s 50% share of Stage 1 of the Cauchari-Olaroz joint venture. The terms and size of the debt facilities provide Lithium Americas increased financial flexibility, limit dilution to existing shareholders, and avoid onerous covenants, prepayment penalties or costs other than interest on the amount drawn. BCPI has been a committed and supportive shareholder and we very much welcome this additional investment.”

Chaiwat Kovavisarach, President, Chief Executive Officer and Director of Bangchak commented: “Bangchak is pleased to make this significant investment in Lithium Americas and deepen our partnership with Lithium Americas. This is a landmark milestone for both Bangchak in extending its green initiative and Lithium Americas to be a leading lithium producer. We look forward to working with Lithium Americas management and supporting the construction of the Cauchari-Olaroz joint venture and the development of Lithium Americas for the benefit of all stakeholders of both Lithium Americas and Bangchak.”

Bangchak is a global emerging leader in the green energy industry. The company is headquartered in Bangkok and is publicly listed on the Thailand Stock Exchange (ticker: BCP) with a current equity market capitalization of approximately THB 46.5 billion (US$ 1.3 billion). The company’s core business—petroleum refining—spans procurement of crude oil from domestic and overseas sources and refining it into various standard products. The company’s strategy is to grow its green energy business, including solar power and biofuel production and distribution, and create value for investors in a manner that enhances national energy security and promotes social and environmental stewardship.

Private Placement

BCPI has agreed to purchase, by way of a private placement, 50,000,000 common shares of the Company at a price of C$0.85 per common share for gross proceeds of C$42.5 million (US$32 million).

Following the close of Private Placement and the private placement contemplated in the recently announced transaction with Ganfeng, BCPI will own approximately 16.4% of the Company’s issued and outstanding common shares. The common shares issued under the Private Placement will be subject to Lithium Americas shareholder approval and a four month hold period from the closing date. Certain pre-existing Lithium Americas shareholders, including Geologic Resource Partners (“Geologic”), LAC management and directors, as well as Ganfeng, will be providing voting support agreements to vote in favour of the transaction. Geologic and management and directors currently own or control approximately 17% of Lithium America’s common shares outstanding. The proceeds of the Private Placement will be used to further advance the Company’s Cauchari-Olaroz lithium project and for general corporate and working capital purposes.

Provided that BCPI holds not less than 15% of the Company, BCPI will also have the following rights:

•	the right to add a nominee to Lithium Americas’ board of directors; and

•	anti-dilution rights allowing it to maintain its equity ownership interest in Lithium Americas at 16.4% until March 31, 2019.

Project Debt Facility

The parties have also agreed to terms by which BCPI will provide Lithium Americas the Project Debt Facility of up to US$80 million, with security over 30% of Lithium Americas’ interest in the Cauchari-Olaroz project, which will be used to fund a portion of the Cauchari-Olaroz construction costs.

The Project Debt Facility has a six-year term, and will carry an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six. The facility will become available from the transaction close date and funds will be released to Lithium Americas in instalments to cover Lithium Americas’ capital development contributions on the Cauchari-Olaroz project. The terms contemplate that during project construction and commissioning, there will be no repayments of principal, and Lithium Americas is entitled to refinance the loan without penalty at any time after the first year. BCPI’s 15% Offtake Entitlement is conditional on making available all required funding instalments under the Project Debt Facility.

Offtake Entitlement

As disclosed in Lithium Americas’ press release dated November 3, 2016, Lithium Americas’ and Sociedad Química y Minera de Chile S.A. (“SQM”) are proceeding with development planning for 50,000 tonnes per annum of lithium carbonate production from the Cauchari-Olaroz project, to be built in two stages, with initial work modelling a first stage of production of 25,000 tonnes per annum of lithium carbonate (“Stage I”) on a two-year construction and commissioning timeline. As part of the Investment Agreement, the parties have agreed to terms of the Offtake Entitlement whereby BCPI has the right to acquire 15% of Lithium Americas’ share of Stage I production from Cauchari-Olaroz for a period of 20 years following the commencement of commercial production.

Pricing and payment terms of the Offtake Entitlement will be the same as that applicable to SQM for its purchase of lithium carbonate production from the Cauchari-Olaroz project, which is required to be equivalent to market prices and terms.

Transaction Details & Timing

The Investment Agreement and the terms of the transactions contemplated thereunder has received requisite Board approvals. Completion of the transaction remains subject to approval of TSX, completion of definitive agreements for the Investor Rights, the Offtake Entitlement and Project Debt Facility, closing of the previously announced equity investment by Ganfeng and other customary closing conditions. As part of the TSX approval, Lithium Americas also expects that it will need to obtain shareholder approval for the Private Placement. Closing is expected to occur on or about March 31, 2017.

About Lithium Americas

Lithium Americas, together with its joint venture partner SQM, is developing the Cauchari-Olaroz Lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this news release includes: (i) the timing and completion of the Investment Agreement transaction; (ii) the ability of the parties to settle definitive agreements for the Offtake Entitlement and the Project Debt Facility in accordance with the terms agreed to in the Investment Agreement; (iii) approval of the Private Placement by the shareholders of the Company and (iv) timing, completion and results of development studies on the Cauchari-Olaroz Project. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in Lithium Americas’ most recently filed Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.